Eversheds Sutherland (US) LLP
1114 Avenue of the Americas, 40th Floor
New York, NY 10036-7703

D: +1 212.389.5080
F: +1 212.389.5099

dodiekent@
eversheds-sutherland.com

July 2, 2018

VIA EDGAR

David L. Orlic

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Commonwealth Annuity and Life Insurance Company

Registration Statement on Form S-1

File No. 333-222722

Dear Mr. Orlic:

On January 26, 2018, Commonwealth Annuity and Life Insurance Company (the “Company”) initially filed the above-referenced registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), on Form S-1 for certain individual contingent deferred annuity contracts (the “Contract”). In a letter addressed to me, dated March 27, 2018, the Staff of the Securities and Exchange Commission (the “SEC”) provided written comments based on the Staff’s review of the Registration Statement.

On behalf of the Company, we are transmitting for filing this letter responding to the Staff’s comments on the Registration Statement. The Company is also transmitting for filing the first pre-effective amendment to the Registration Statement (“Pre-Effective Amendment No. 1”). Pre-Effective Amendment No. 1 includes changes made in response to the Staff’s comments and other changes deemed appropriate by the Company. A marked copy of the prospectus in Pre-Effective Amendment No. 1 has been transmitted with this letter, and it reflects all changes made to the prospectus.

Set forth below in italics is each Staff comment, and each comment is immediately followed by the Company’s response thereto. Terms not defined herein have the meanings ascribed to them in the Registration Statement. Page number references in the headings and Staff comments refer to the page numbers in the initial filing.

General

1.              We note that large portions of material disclosure are marked “To be added by pre-effective amendment.” Please be aware that we will need sufficient time to review all such disclosure prior to the desired effectiveness date.

The Company acknowledges the Staff’s comment. The Company notes that the information that is omitted from Pre-Effective Amendment No. 1 will be added by a later pre-effective amendment.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 2

2.              Please tell us in your response whether there are any guarantees or other agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for making payments.

The Company confirms that there are no such guarantees or other agreements, and that there is no intent to enter into any such agreements at this time. The Company may seek to purchase or obtain reinsurance with respect to its obligations under the Contract. Unless and until the Company purchases or obtains such reinsurance, the Company will be solely responsible for making payments under the Contract.

3.              Please include on the back cover page of the prospectus the legend required by Item 502(b) of Regulation S-K.

The requested legend, as modified for a continuous offering, has been added to the back cover page of the prospectus.

4.              In the staff’s view, the use of a rate sheet prospectus supplement to provide and change numerous material terms of the Contract is not consistent with the requirements of the Securities Act of 1933 and, at a minimum, greatly impedes an understanding of the operation, benefits, and risks of the Contract. Please advise us as to the legal basis under the Securities Act of 1933 for using this approach, both as to Contracts sold pursuant to the current prospectus and newly-issued Contracts.

The Company refers the Staff to the Company’s response to Comment 10 below.

5.              Please provide supplemental information concerning the Covered Models, how they are developed, and the Model Providers and their relationship with the Company and Financial Intermediaries. In addition, please describe how the Company’s change of the Covered Models “from time to time” for existing Contract Owners complies with the Investment Advisers Act of 1940. Finally, please disclose how frequently and under what circumstances Covered Models might be reconstructed. We also note that the Company reserves the right to develop its own Covered Models.

As a threshold matter, to help frame the information set forth below, the Company would like to emphasize that the Contract would relate solely to accounts and investments that individuals can obtain without purchasing the Contract. For example, a person may open an account with a registered investment advisor and instruct that his or her assets be invested in accordance with a specific asset allocation model. Putting aside the specific terms of the Contract, the Contract would do no more than provide a contingent guarantee on the assets in the account. The Contract would not change the nature of the relationships between the account owner, the financial intermediary, the party that designed the asset allocation model, or the party that made that the asset allocation model available. Although the Company understands its obligation to clearly disclose within the Registration Statement how the Contract relates to those relationships, the actions and responsibilities of parties that are independent of the Contract should not be conflated with the actions and responsibilities of the Company.

Supplemental Information about the Covered Models. In all instances, the Covered Models will be composed by third-party registered investment advisers. These third-party registered investment advisers are referred to as the “Model Strategists” in the prospectus. It is expected that the Covered Models will include asset allocation models designed by registered investment advisers affiliated with major asset management firms. It is also possible that asset allocation models designed by less prominent registered investment advisers may be designated as Covered Models. Any asset allocation model that is ultimately designated as a Covered Model may already exist today or may be introduced in the future.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 3

The Company may or may not be affiliated with a particular Model Strategist. While the Company originally reserved the right to design its own Covered Models in the future, it has deleted that reservation of right from the Registration Statement.

The Model Strategists have composed or will compose the Covered Models independently of the Contract and the Company. The Company may request that a Model Strategist create new Covered Models that may be attractive to Contract Owners or that are consistent with the Company’s risk tolerances or the Contract’s pricing. As part of any such request, the Company would provide only broad parameters for the desired Covered Model, and in no event would the Company provide specific instructions regarding the selection or weighting of particular Covered Model Funds. For instance, the Company may request that a Model Strategist design a Covered Model with an overall equal balance between domestic equity and investment-grade debt funds. If the Model Strategist agreed to design the Covered Model, the Model Strategist would select the specific equity and debt Covered Model Funds and their specific weightings. Under no circumstances will the Company request that a Covered Model be reconstructed. If the Company determines that a Covered Model is no longer consistent with the Company’s risk tolerances or the Contract’s pricing, the Company may remove it as a Covered Model. In such case, the Company may add a new Covered Model, which may be a Covered Model that the Company requested a Model Strategist to design.

The Covered Models will be made available to the customers of Financial Intermediaries through the Model Providers. The Covered Models will not be exclusive to Contract Owners. As far as the Company is aware, any individual who opens an account with a particular Financial Intermediary and who does not purchase the Contract should have access to the same asset allocation models as a person who opens an account and purchases the Contract through that same Financial Intermediary.

A Model Provider may be the Model Strategist or an affiliate thereof or it may be a separate service provider. The Model Provider may also provide asset management services to a Financial Intermediary, such as automatic rebalancing or realignment, in addition to making asset allocation models available. The Company requires a Financial Intermediary to use an “approved” Model Provider with respect to the Contract because the Company must have access to information about the asset allocation models and services that are offered through that Model Provider.

Supplemental Information about the Investment Advisers Act of 1940 and the Reconstruction of Covered Models. As disclosed in the prospectus, the Company may add and remove Covered Models as eligible investment options under the Contract. Other than changing the Contract fees associated with the Covered Models, there are no other actions related to the Covered Models that would be caused or otherwise precipitated by the Company. The Company does not believe that the addition or removal of a Covered Model as an eligible investment option under the Contract implicates the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Advisers Act applies only to a person that qualifies as an “investment adviser” thereunder. Section 202(a)(11) of the Advisers Act defines an “investment adviser” as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” The Company would not qualify as an “investment adviser” under that definition for the following reasons:

•                  The Company would not be engaging in the business of advising Contract Owners as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. Rather, the Company would solely be exercising its right to revise the investment restrictions under the Contract. In this regard, the

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 4

Company would be exercising rights that are virtually identical to the rights reserved by variable annuity issuers that change investment restrictions associated with guaranteed benefit riders. It is well settled that the mere change of investment restrictions in that context does not implicate the Advisers Act.

•                  The Company would not be issuing or promulgating analyses or reports concerning securities.

Whenever a Covered Model is reconstructed, that action is taken by the relevant Model Strategist independently of the Company and the Contract. The Company does not expect the Model Strategists to reconstruct their Covered Models frequently, but the Company has no control or influence in that regard and cannot make any representations on behalf of the Model Strategists regarding when and why a Covered Model may be reconstructed. The Company has no reason to believe that a Model Strategist would reconstruct a Covered Model for any reason related to the Contract.

To the extent that the Advisers Act requires a registered investment adviser to compose and reconstruct the Covered Models, all such actions will indeed be performed by registered investment advisers, as previously stated. A Contract Owner’s relationship with any Model Strategist as a result of the Contract should not be viewed any differently than any other person who opens an investment account and invests his or her assets in accordance with a third-party’s asset allocation model.

Lastly, as disclosed in the prospectus, the Contract requires that a Contract Owner’s Covered Assets be automatically realigned when his or her Covered Model is reconstructed by a Model Strategist. For the Staff’s reference, this is consistent with standard industry practice—customers of registered investment advisors that invest their assets in accordance with asset allocation models typically have their assets automatically realigned when their respective models are reconstructed. In addition, the Company believes that automatic realignment will help Contract Owners comply with the Contract’s investment restrictions. To the extent that this requirement is analogous to “automatic” dynamic asset allocation models that are sometimes associated with variable insurance contracts, the Company believes that the structure of the Contract satisfies the related Staff guidance. In the variable insurance context, the Staff has taken the position that a registered investment adviser must be charged with creating, reviewing, and adjusting the composition of any model associated with an automatic dynamic asset allocation model.  Here, the Covered Models are indeed being created, reviewed, and adjusted by registered investment advisers (i.e., the Model Strategists). Furthermore, a Contract Owner will be aware of the investment adviser that is responsible for his or her Covered Model because the Financial Intermediary Prospectus Supplements will disclose the Model Strategists, as discussed below. The relationship between a Contract Owner and a Model Strategist will be no different than for any individual who does not purchase the Contract and invests his or her assets in a Covered Model.

6.              Please make changes in the prospectus outside the summary section to conform to changes made in the summary section in response to our comments.

The Company has made the requested conforming changes.

Cover page

7.              Please provide the name of the Contract.

The name of the Contract will be added by a future pre-effective amendment.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 5

8.              Disclosure states that the Contract provides guaranteed income for life; however, no protection is provided if the value of the Covered Assets declines below $2500 prior to commencement of the Income Phase. Please advise how it was determined that this disclosure is therefore not materially misleading. In addition, in light of the Contract Fees and Investment Restrictions imposed during the Accumulation Phase, please detail in your response the Contract benefits during the Accumulation Phase that will be identified by your sales force in determining that this Contract is a suitable investment.

With respect to the first portion of the Staff’s comment, the Company believes that the disclosure included in the initial filing did not include materially misleading disclosure regarding the Contract’s guarantees. The Company disagrees that the above-referenced disclosure should have been read in isolation. Indeed, the same sentence stated that the Contract provides guaranteed income for life “if the conditions specified in the Contract are met,” and the prospectus fully explained all such conditions. Moreover, as a point of reference, many variable annuities with guaranteed withdrawal benefits are designed similarly, with the ability to lose the benefit entirely under certain circumstances, including if the account value dips below a certain threshold due to an Excess Withdrawal.

Nonetheless, the Company has revised the above-referenced disclosure to help ensure that a potential investor is not confused about the operation of the Contract. In addition, the design of the Contract has been changed such that if a Contract Owner’s Covered Asset Value is reduced below $2,500 during the Accumulation Phase for any reason other than an Excess Withdrawal, the Contract will skip the Income Phase and will be moved directly to the Benefit Phase. The prospectus has been revised accordingly.

The Company is not responsible for suitability analyses, but the Company expects that selling broker-dealers or the principal underwriter will consider the ability to increase the Coverage Base through Automatic Resets and Subsequent Contributions (to the extent permitted) as the beneficial features of the Contract during the Accumulation Phase when performing suitability analyses, as well as the fact that it is possible for the Contract to enter the Benefit Phase directly from the Accumulation Phase.

9.              Please address the following points on the cover page:

•                  The guaranteed income payments may never come into effect, because withdrawals made until the value of an investor’s assets falls below $2500 are withdrawals of an investor’s own money, and the chances of depleting invested assets below $2500, thus triggering the guaranteed income payments, may be minimal.

The Company has added disclosure to the cover page addressing the point above. For the Staff’s reference, the Company notes that annuity payout Option 3 of the Annuitization Option (which is available if the Annuitization Option is exercised during the Income Phase) provides for an annuity payout that would be identical to the Benefit Phase if the Benefit Phase began on the same date as annuitization.

•                  Covered Models are designed to minimize the risk to the Company that it will be required to make guaranteed income payments under the Contract.

The Company has added disclosure to the cover page related to the point above. However, the Company notes that the Covered Models are designed by third-parties, and they do not take the Company’s risk into account as part of the design process. The Company does consider its risk when selecting Covered Models, although the Company is not necessarily seeking to minimize its risk of being required to make guaranteed income payments as part of the selection process. Indeed, an important purpose of the Fee Categories and the Current Fee Percentages is to apply a Contract Fee for a Covered Model that is, in the Company’s judgment, proportionate to

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 6

the risk assumed by the Company. There are also several other criteria that are taken into account when selecting Covered Models. See “Design and Selection of the Covered Models” in the prospectus.

•                  Failure to adhere to the Investment Restrictions will result in the Contract terminating without any benefits being paid or becoming payable.

The Company has added disclosure to the cover page addressing the point above.

•                  No guaranteed income payments will be made if the value of an investor’s assets declines below $2500 during the Accumulation Phase.

The Company has not added disclosure related to the point above. The Company again notes that the design of the Contract has been changed such that if a Contract Owner’s Covered Asset Value is reduced below $2,500 during the Accumulation Phase for any reason other than an Excess Withdrawal, the Contract will skip the Income Phase and will be moved directly to the Benefit Phase.

•                  Withdrawals taken during the Accumulation Phase, including any required minimum distributions from a qualified account, will count as Excess Withdrawals that could result in termination of the Contract or substantially reduce payments under the Contract (both before and after the occurrence of an Insured Event).

The Company has added disclosure to the cover page addressing the point above.

•                  The Contract is a complex insurance vehicle. Investors should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives.

The Company has added disclosure to the cover page addressing the point above.

•                  The Company’s obligations under the Contract are subject to the Company’s creditworthiness and claims paying ability.

The Company has added disclosure to the cover page addressing the point above.

•                  The prospectus describes all material rights and obligations of Contract Owners under the Contract.

The Company has added disclosure to the cover page addressing the point above.

•                  Other important risks you will assume in purchasing and owning the Contract are discussed in the Risk Factors section on page 11.

The Company has added disclosure to the cover page addressing the point above.

By incorporating the requested disclosures on the cover page, the Company notes that it is not practical to limit the outside front cover page of the prospectus to one page, per Item 501 of Regulation S-K.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 7

Who may become a Contract Owner?, page 2

10.       Please provide the legal basis for posting the information regarding Covered Models, approved custodians, Model Providers and other material terms of the Contract on the specified website rather than in the prospectus.

The Company clarifies that all material terms of the Contract will be disclosed in the prospectus.  With respect to the information that the Company intends to periodically update through prospectus supplements, they will be updated as follows:

•                  Covered Models, Fee Categories, Current Fee Percentages. Approved Custodians, Approved Model Providers: The Covered Models, the Fee Categories (including the Fee Categories to which the Covered Models belong), and the Current Fee Percentages will be disclosed in a particular form of prospectus supplement called “Financial Intermediary Prospectus Supplements.” The Financial Intermediary Prospectus Supplements will also disclose the approved Custodian and approved Model Provider(s) associated with each Financial Intermediary.

Because not all Covered Models will be available through every Financial Intermediary, and because Financial Intermediaries will have different approved Custodians and approved Model Providers, the Company intends to publish specific Financial Intermediary Prospectus Supplements for specific Financial Intermediaries. The Company may use the same Financial Intermediary Prospectus Supplement for multiple Financial Intermediaries if the information set forth therein applies equally to each Financial Intermediary.

The Fee Categories to which Covered Models belong and the Current Fee Percentages will not differ depending on the Financial Intermediary. As disclosed in the prospectus, all Current Fee Percentages are subject to the Maximum Fee Percentage. The Maximum Fee Percentage will not change for the life of the Contracts.

The Company intends that the initial Financial Intermediary Prospectus Supplements will be included in the Registration Statement on its effective date. Thereafter, the Company may change the information set forth in a Financial Intermediary Prospectus Supplement by publishing an updated Financial Intermediary Prospectus Supplement. The Company may also publish new Financial Intermediary Prospectus Supplements as necessary for new Financial Intermediaries (or for Financial Intermediaries that are no longer to be grouped together with other Financial Intermediaries). An updated or a new Financial Intermediary Prospectus Supplement related to a Financial Intermediary applies to both existing and potential Contract Owners of that Financial Intermediary.

All Financial Intermediary Prospectus Supplements published after the effective date will be filed with the SEC pursuant to Rule 424(b) under the 1933 Act.

A prospective purchaser of the Contract who obtains the prospectus through his or her Financial Intermediary will receive along with the prospectus the most current Financial Intermediary Prospectus Supplement applicable to that Financial Intermediary, as well as any Financial Intermediary Prospectus Supplement applicable to that Financial Intermediary that has been published and will go into effect at a later date (i.e., a Financial Intermediary Prospectus Supplement that provides advance notice of a change). All other prospective purchasers of the Contract will receive along with the prospectus all of the current Financial Intermediary Prospectus Supplements and any Financial Intermediary Prospectus Supplement that has been

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 8

published and will go into effect at a later date. Existing Contract Owners will receive all future Financial Intermediary Prospectus Supplements applicable to their Financial Intermediaries as the Company files them.

•                  Coverage Percentages: The Coverage Percentages will be disclosed in a particular form of prospectus supplement called “Coverage Percentage Prospectus Supplements.” The Company intends that the initial Coverage Percentage Prospectus Supplement will be included in the Registration Statement on the effective date. Thereafter, the Company may change the Coverage Percentages by filing updated Coverage Percentage Prospectus Supplements. All Coverage Percentage Prospectus Supplements published after the effective date will be filed with the SEC pursuant to Rule 424(b) under the 1933 Act.

As disclosed in the prospectus, the Coverage Percentages will always be subject to the guaranteed Coverage Percentage minimums.

The Coverage Percentages in effect at the time that the Company receives a signed application for a Contract will apply for the life of the Contract. The Coverage Percentages that apply a particular Contract will be the higher of the Coverage Percentages in effect (i) on the date the Contract application is signed or (ii) on the Contract Date. The applicable Coverage Percentages will be included in the Contract, and the applicable Coverage Percentage Prospectus Supplement will be delivered to the Contract Owner with the prospectus or no later than the Contract Date.

When the Company publishes an updated Coverage Percentage Prospectus Supplement, the Coverage Percentages therein will apply only to prospective purchasers while that Coverage Percentage Prospectus Supplement remains in effect. Accordingly, updated Coverage Percentage Prospectus Supplements will not be sent to existing Contract Owners.

•                  Financial Intermediaries:  The Company will disclose the Financial Intermediaries that are compatible with the Contract in an appendix to the prospectus. The appendix will be complete on the effective date of the Registration Statement. The Company may thereafter update the appendix by filing with the SEC prospectus supplements pursuant to Rule 424(b)(3) under the 1933 Act. The most current supplement, if any, will accompany any prospectus delivered to a prospective purchaser. Also, the most current supplement, if any, will be sent to all existing Contract Owners as the Company files them. The Company does not intend to use a particular form of prospectus supplement to disclose the Financial Intermediaries that are compatible with the Contract because such information should be important only when an existing Contract Owner is considering changing, or is required to change, his or her Financial Intermediary.

Between the base prospectus (including its appendices), the initial Financial Intermediary Prospectus Supplements, and the initial Coverage Percentage Prospectus Supplement (all of which will be considered to be part of the prospectus), the prospectus will contain all material terms of the Contract as of the effective date and at all times thereafter. When the Company updates the information included in the prospectus by filing a Financial Intermediary Prospectus Supplement, a Coverage Percentage Prospectus Supplement, or any other prospectus supplement pursuant to Rule 424(b) under the 1933 Act, the supplement will be deemed to be “part of and included in the registration statement” per Rule 430C under the 1933 Act.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 9

To the extent that the Company includes information about the Contract on its website, all such information will be presented in a manner that satisfies applicable law, such as Rule 482 under the 1933 Act.

To assist the Staff in its review, the Company has included a sample Financial Intermediary Prospectus Supplement and a sample Coverage Prospectus Supplement with this correspondence, which are for illustrative purposes only.

How may the Contract be owned?, page 3

11.       Please clarify the meaning of the first sentence of the last paragraph of this section.

The above-referenced disclosure has been deleted. The disclosure was intended to provide a reader with a general frame of reference regarding Contract features that may potentially differ under certain circumstances. The Company deleted the above-referenced disclosure because it believes that the prospectus clearly explains all differences in Contract features.

What is the Contract’s guarantee?, page 4

12.       Please disclose the factors that would make the Contract unsuitable for an investor (e.g. the investor does not intend to take periodic withdrawals (Covered Amount Withdrawals) during retirement or may need to take more than the Covered Amount Withdrawal each year (“Excess Withdrawals,” including essentially any withdrawals during the Accumulation Phase)).

The Company has added the requested disclosure under “Who is the Contract right for?”. The Company believes that an investor will better understand this new disclosure if it appears later in the summary section, as he or she will presumably have read the summary information about how the Contract operates. The Company has prominently presented the requested disclosure.

13.       Please include a cross-reference at the end of the first paragraph to a more detailed discussion of the “other requirements under the Contract” that must be met for an Insured Event to be deemed to have occurred.

The Company has added the requested cross-reference.

How does the Contract work?, page 4

14.       Note the first bullet point on page 5. Here and everywhere in the prospectus where disclosure states that the contract will be “terminated without value” please clarify, if true, that this means that the Company will not make payments of any kind to the Contract Owner.

The Company has clarified the above-referenced disclosure as requested.

15.       Also in the first bullet point on page 5, the prospectus states that the contract will be terminated without value “If [the investors has] less than $2,500 in Covered Asset Value immediately after an Excess Withdrawal.” Please confirm in the prospectus that this would occur only if there also were more than $2,500 immediately before the Excess Withdrawal.

The Company has revised the above-referenced disclosure to state that if Covered Asset Value is reduced below $2,500 during the Accumulation Phase for any reason other than an Excess Withdrawal and the other requirements under the Contract are met, the Contract will skip the Income Phase and will directly enter the Benefit Phase. The prospectus also discloses that if a

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 10

Contract has less than $2,500 in Covered Asset Value immediately after an Excess Withdrawal, the Contract will be terminated.

16.       Please disclose whether the Company will provide prior notice to investors that it has limited Subsequent Contributions to the first contract year. This possibility, and its potential consequences, should be disclosed on the cover page.

The Company has revised the above-referenced disclosure as requested and added the requested disclosure on the cover page.

Income Phase, page 5

17.       We note the final parenthetical in the second bullet point. Please delete this reference, as amendments of this term for future contracts should be done in a post-effective amendment to the registration statement. Please delete all other similar references throughout the prospectus where the Company reserves the right to change contract terms for newly-issued Contracts, as disclosure about these potential changes is of limited relevance to current investors and calls into question the terms of the Contracts currently being issued.

The Company has deleted the above-referenced disclosures.

Benefit Phase, page 5

18.       Please disclose the amount of time that will elapse between occurrence of the Insured Event and the commencement of Guaranteed Benefit Payments.

The Company has added the requested disclosure.

Excess Withdrawals During the Income Phase, page 6

19.       Please disclose how the Contract Owner can ensure that the proper amounts are added to the Coverage Amount upon taking a RMD Withdrawal.

The Company has revised the above-referenced disclosure to clarify how RMD Withdrawals in excess of the Coverage Amount should be taken.

The Investment Restrictions, page 7

20.       Please clarify in the second paragraph that limited Covered Models will be available at any given time, so a Contract Owner’s ability to change Covered Models will be restricted. Please also note here that in fact only one Covered Model may be in effect at any given time, in which case the Contract Owner will have no ability to change Covered Models.

The Company has added the requested disclosure.

Non-Compliance with the Investment Restrictions, page 7

21.       In the bolded paragraph at the bottom of page 7, clarify at the beginning that investors bear the responsibility to assure that the actual weightings of their investments in a Covered

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 11

Model actually conform to the target weightings required by the Covered Model. Please also preface the risk factor on the risk of failing to comply with investment restrictions that this issue could arise if the Financial Intermediaries and/or Model Providers fail for any reason to rebalance the weightings in the Covered Models to the required weightings.

The Company has added the requested disclosures. With respect to the requested disclosure regarding weightings, the Company disclosed that the Contract Owner is responsible for “assuring . . . that the weightings of the assets in [the] Account are appropriate,” rather than assuring that the actual weightings conform to the target weightings required by the Covered Model, because (i) actual weightings may drift from target weightings due to investment performance without violating the Investment Restrictions and (ii) the model customization feature permits actual weightings to differ from targeted weightings of a Covered Model to a limited extent.

22.       In the fourth full paragraph on page 8, please clarify the meaning of the last sentence. If the disclosure is meant to advise investors that they maintain the legal ability to direct investments in their account at all times, but not without potentially adverse effects under the Contract, please state that clearly.

The above-referenced disclosure was intended to convey that a Contract Owner may voluntarily rebalance his or her assets at any time that he or she wishes without any adverse effects under the Contract, provided that the Contract Owner’s target weightings do not violate the Investment Restrictions. The disclosure has been clarified accordingly.

Who is the Contract right for?, page 10

23.       Please revise the fourth paragraph of this section to note that Excess Withdrawals include essentially all withdrawals taken during the Accumulation Phase.

The Company has revised the above-referenced disclosure as requested.

What is the Annuitization Option?, page 10

24.       Please revise the disclosure to clarify what an investor’s “purchase payment” is and how the purchase rate is calculated.

The Company has revised the above-referenced disclosure as requested.

25.       At the end of the second full paragraph on page 11, please cross-reference the section entitled “The Cancellation Benefit.”

The Company has revised the above-referenced disclosure as requested.

You may not begin the Income Phase at the optimal time, page 12

26.       Please disclose in this section that, if a Contract Owner waits to begin the Income Phase, the Covered Asset Value could fall below $2500 and the Contract would be terminated without the right to any Guaranteed Benefit Payments.

The Company has not revised the above-referenced disclosure as requested. The Company has changed the design of the Contract such that if Covered Asset Value is reduced below $2,500 during the Accumulation Phase for any reason other than an Excess Withdrawal and the other requirements under the Contract are met, the Contract will skip the Income Phase and will directly enter the Benefit Phase.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 12

We may terminate the Contract if your Covered Assets are not held by an approved custodian, page 12

27.       The last sentence of this paragraph does not appear to be complete. Please revise. Please also more fully disclose what happens when the Company removes a custodian from its list of approved custodians. Please tell us whether there are approved custodians in every state where the Contract will be sold.

The Company has revised the above-referenced disclosure as requested. The Company confirms that there will be at least one approved Custodian in each state in which the Contract will be sold.

A divorce could significantly reduce or eliminate the benefit of the Contract, page 13

28.       Please disclose whether the consequences of a divorce differ depending on whether the contract is in the accumulation or income phase.

The Company has revised the above-referenced disclosure as requested.

We may change the Fee Categories…., page 13

29.       Please disclose the notice provisions for a fee change, and the amount of time that a Contract Owner will have to take action before fees increase. Please also disclose what will occur if the Contract Owners does not find any of the Covered Model/Fee Categories acceptable.

The Company has revised the above-referenced disclosure as requested.

The Contract, page 14

30.       In the second paragraph of this section, please consider repositioning the final parenthetical so that it is after the phrase “Income Phase.”

The Company has revised the above-referenced disclosure as requested.

31.       Please disclose how the Contract provides protection from point-in-time risk.

The Company has deleted all references to point-in-time risk.

Custodian, Financial Intermediary, and Model Provider Requirements, page 15

32.       Please revise the disclosure in this section to clarify the identified parties and the relationships among them.

The Company has revised the above-referenced disclosure as requested.

Covered Asset Value, page 17

33.       To the extent a mutual fund charges a load or an ETF charges a commission, please clarify whether the contribution (and Coverage Base increase) increases the Coverage Amount gross or net of the load or commission.

The Company has revised the above-referenced disclosure as requested.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 13

Automatic Resets, page 18

34.       On page 19, the prospectus states that “[t]he number of … potential Automatic Resets will not change” once the Contract has been purchased. The prospectus states that a reset can occur annually. Please clarify what “number” is being referred to.

The Company has deleted the above-referenced disclosure as it is no longer necessary in light of the Company’s response to Comment 17. For the Staff’s reference, a Contract Owner has 20 potential Automatic Resets. This is reflected in the first sentence under “Automatic Resets.”

Coverage Base Decreases During the Accumulation Phase (Excess Withdrawals), page 19

35.       Please disclose how and why the reduction to the Coverage Base could be substantially more than the actual dollar amount of the Excess Withdrawal. Also, please disclose the notice that a Contract Owner will receive if a withdrawal will trigger Contract termination.

The Company has revised the above-referenced disclosure as requested. The Company notes that a Contract Owner will not receive a notice or warning if a withdrawal will be treated as an Excess Withdrawal or if an Excess Withdrawal will trigger Contract termination. The reason is that the Contract Owner is in full control of his or her Account, and may take action with respect to his or her Account without contacting the Company. As a result, the Company is not in a position to proactively notify Contract Owners or Financial Intermediaries that a particular withdrawal will be an Excess Withdrawal or that the Excess Withdrawal will trigger Contract Termination. In that regard, the Contract functions differently than a variable annuity contract. A Contract Owner or a Financial Intermediary may contact the Company to ask about whether a particular withdrawal will be an Excess Withdrawal or trigger termination. In addition, when a Contract Owner takes an Excess Withdrawal, the Company will send a post-withdrawal notification stating that an Excess Withdrawal has been taken and describing the impact on the Contract.

Coverage Base Upon Reinstatement of the Contract, page 19

36.       The prospectus notes that, while the contract may be reinstated following non-compliance with the Investment Restrictions, the non-compliance could reduce the Coverage Base following the reinstatement if the Covered Asset Value has declined at the point of reinstatement. Please note this as a risk factor, in the point regarding non-compliance.

The Company has revised the above-referenced disclosure as a risk factor.

The Income Phase, page 20

37.       In the second paragraph of this section, please disclose what constitutes “good order.”

The Company has revised the above-referenced disclosure to state the specific types of documentation required.

Coverage Amount Increases After the Income Activation Date (Subsequent Contributions), page 22

38.       Please tell us why the Coverage Amount won’t change due to increase in Account Value during the Income Phase. We may have further comment upon reviewing your response.

As disclosed in the first paragraph of the above-referenced subsection, when Subsequent Contributions are made (to the extent permitted) during the Income Phase, Coverage Amount

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 14

does increase with the increase to Covered Asset Value. As such, the Company assumes that the Staff’s comment relates to positive market performance. Coverage Amount, which is calculated only during the Income Phase (except for circumstances under which a Contract enters the Benefit Phase directly from the Accumulation Phase), never increases or decreases due to market performance (except possibly as a result of reinstatement following termination due to a violation of the Investment Restrictions). The Company considered whether positive market performance should directly increase the Coverage Amount and, based on the desire to offer a lower cost Contract relative to many guaranteed withdrawal benefit riders associated with variable annuity contracts, decided that the pricing of the Contract would not be proportionate to the additional risk assumed by the Company.

Coverage Base, while it is a value used to calculate Coverage Amount, is tracked during both the Accumulation Phase and the Income Phase. Market performance may cause the Coverage Base to increase (but never decrease) during the Accumulation Phase  though Automatic Resets. Automatic Resets do not occur during the Income Phase, however. The Company considered whether Automatic Resets should occur during the Income Phase and, based its desire to offer a lower cost Contract relative to many guaranteed withdrawal benefit riders associated with variable annuity contracts, decided that the pricing of the Contract would not be proportionate to the additional risk assumed by the Company by permitting Automatic Resets in the Income Phase.

39.       Please disclose the limitations on Subsequent Contributions under the Code referenced in the second bullet point on this page.

The Company has added disclosure noting that Subsequent Contribution limits vary under the Code depending on the type of Qualified Account. The Company has not added disclosure regarding the specific limitations for each form of Qualified Account.

Additional Coverage Amount, page 23

40.       Please tell us why the total RMD Withdrawal is not simply added to the Coverage Amount for a given year.

The Company has removed all references to the Additional Coverage Amount from the Registration Statement and has revised the disclosure in the Registration Statement regarding RMD Withdrawals during the Income Phase.

The Benefit Phase, page 23

41.       Please clarify how the Insured Event is determined to occur (e.g., if less than $2,500 in Covered Asset Value on any single Valuation Date).

The Company has clarified the above-referenced disclosure as requested.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 15

42.       In the last paragraph of this section, please revise the disclosure to clarify the reference to the “income portion” of benefit payments.

The Company has revised the above-referenced disclosure as requested.

Non-Compliance With the Investment Restrictions, page 25

43.       The prospectus notes that an investor could be deemed in non-compliance even for reasons beyond the investor’s control, which could result in reinstatement with a reduced Covered Amount. Please list this as a risk factor. Separately, one such reason could be that a fund in a Covered Model is no longer available. Please revise the prospectus to make more clear how this could result in non-compliance.

The Company has added the requested risk factor and revised the disclosure in the above-referenced sub-section as requested.

Covered Model Design, page 25

44.       Please clarify, if true, that the Covered Models may be different for each particular Financial Intermediary.

The Company has revised the above-referenced disclosure as requested.

Model Customization Tolerance, page 26

45.       The prospectus notes that deviations from the required weighting in a Covered Model will be tolerated if the investor does “not deviate from the target weightings of the Covered Model … by more than a total of 5%.” Please provide an example of how this would be calculated.

The Company has revised the above-referenced disclosure to include an example as requested.

Rebalancing and Realigning Covered Assets, page 26

46.       In the first paragraph on the top of page 27, please address the scenario where a Covered Model is customized.

The Company has revised the above-referenced disclosure as requested.

Other Important Considerations About the Investment Restrictions, page 27

47.       Please highlight the last sentence of this section.

The Company has highlighted the above-referenced disclosure as requested.

The Fee Categories, Current Fee Percentages, and the Maximum and Minimum Fee…, page 28

48.       Clarify, if true, that existing Contract Owners have no right to terminate the Contract if any of these changes are made and they do not find them favorable.

The Company notes that the requested disclosure is not accurate. As disclosed under “Termination by Contract Owner after the Free Look Period,” the Contract may be terminated by the Contract Owner at any time. The Company has added disclosure to the above-referenced sub-section regarding the Contract Owner’s right to terminate the Contract. The added disclosure states that a Contract Owner may avoid paying Contract Fees by

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 16

terminating the Contract, but that no payments of any kind will be made under the Contract. For the Staff’s reference, the Current Fee Percentages are always subject to the Maximum Fee Percentage, as disclosed in the prospectus.

49.       In the second full paragraph on page 29, please disclose how investors are to “confirm” the Fee Categories and the rest of the noted features.

The Company has deleted the above-referenced disclosure in light of various changes to the prospectus regarding the Financial Intermediary Prospectus Supplements.

Additional Information Regarding Contract Fees, page 29

50.       Please clarify the meaning of the last sentence in the third bullet in this section. Also, the prospectus notes that fees are based on Covered Asset Values, not the Coverage Base. Please revise the subsection of the Risk Factors section entitled “Your Contract Fees may increase” to clarify that these fees will increase if the Covered Asset Value increases, even if the Coverage Base does not.

The Company has clarified how premium taxes may be added to Contract Fees, or deducted upon exercise of the Annuitization Option, in the prospectus.

The Company has revised the risk factor currently titled “[t]he dollar amount of your Contract Fees may increase solely as a result of Subsequent Contributions and positive market performance” as requested.

The Annuitization Option, page 30

51.       In the second bullet point from the top of the page, please cross-reference to the section entitled “The Cancellation Benefit.”

The Company has revised the above-referenced disclosure as requested.

Annuity Options, page 30

52.       Please explain in your response how your sales force can make a suitability determination regarding annuitization during the Accumulation Phase in light of the fact that the Annuitant may receive annuity payments that are less than the Coverage Amount. We may have additional comments based on your response.

The Company is not responsible for suitability analyses, but the Company expects that any such suitability analyses will be based on the present financial needs and individual circumstances of the Contract Owner, particularly the Contract Owner’s present need for a guaranteed income stream. The Annuitization Option is designed to give the Contract Owners the opportunity to obtain a guaranteed income stream at any point while he or she owns the Contract. Exercising the Annuitization Option during the Accumulation Phase may be suitable for a Contract Owner, for instance, if the Contract Owner would benefit from a guaranteed income stream but is not yet able to enter the Income Phase due to age restrictions.

53.       Disclosure states that the listed three annuity options “may be” available. Please revise this disclosure to address this apparent uncertainty.

The Company has revised the above-referenced disclosure as requested.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 17

Option 2 — Joint and Last Survivor Annuity, page 31

54.       In the sub-bullet point in this section, please clarify the disclosure to describe what is meant by “your purchase payment” and “the current purchase rates offered to similar classes of annuitants.”

The Company has deleted the above-referenced disclosure. Similar disclosure has been revised as requested under “The Annuitization Option.”

The Cancellation Benefit, page 31

55.       Please clarify the disclosure by explaining what a “third-party” means in this context. Please also disclose what opportunities the Contract Owner has to cure any of the described nonobservances.

The Company has revised the above-referenced disclosure as requested.

56.       We note the third bullet point in this section. Please address whether cancellation will occur even if the Contract Owner moves to another custodian, Financial Intermediary or Model Provider. We note disclosure on page 36 that appears to contemplate Contract Owners moving between Approved Custodians and/or Approved Model Providers.

The Company has revised the above-referenced disclosure as requested.

Joint-Life Coverage, page 32

57.       Please disclose what occurs if the Covered Life (or Covered Lives) die after occurrence of an Insured Event but before Guaranteed Benefit Payments commence.

The Company has revised the above-referenced disclosure as requested. The Company has also added a risk factor regarding the above-referenced disclosure.

Divorce Occurring During the Accumulation Phase or the Income Phase, page 34

58.       In the second and third paragraphs, please disclose whether the remainder of the Contract terms in force before reissuance, other than the Coverage Base, will continue to apply.

The Company has revised the above-referenced disclosure as requested.

Death of a Contract Owner or Covered Life, page 35

59.       Please disclose what payments will be made under each annuity option if death occurs before the first payment is made.

The Company has added the above-referenced disclosure under “Death During the Benefit Phase.” The Benefit Phase is the only phase of the Contract that involves an annuity payout, and the payout is in the form of the Coverage Amount each Contract Year.

60.       In each instance where the Contract can be continued, please disclose whether all terms of the Contract continue without modification.

The Company has revised the above-referenced disclosure as requested.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 18

Tax Information, page 35

61.       Please advise whether the Company plans to obtain a private letter ruling from the IRS with respect to the Contract.

The Company has revised the above-referenced disclosure as requested.

Termination of the Contract, page 37

62.       In the seventh bullet point, please disclose whether notice of this occurrence will be provided to the Contract Owner, with an opportunity to cure. If not, please prominently disclose that the Company has the right to unilaterally terminate the Contract without the Contract Owner even being aware of the occurrence giving rise to that right and through no fault of the Contract Owner.

The Company has revised the above-referenced disclosure as requested.

63.       In the third bullet point from the bottom, please explain why the Company would not just exclude the Subsequent Contribution in making its calculations, in lieu of terminating the Contract.

The Company has revised the above-referenced disclosure to state that an impermissible Subsequent Contribution is not merely excluded from the calculation of values under the Contract. The Company has not included disclosure regarding why impermissible Subsequent Contributions are not merely excluded from the calculation of values under the Contract, as the Company does not believe that disclosure of this type is required to be included in the prospectus.

For the Staff’s reference, the Company has added disclosure to the Registration Statement regarding an opportunity to cure impermissible Subsequent Contributions.

Periodic Statements, page 43

64.       Please revise the final sentence in this paragraph, which appears to burden Contract Owners with the obligation to identify errors made by the Company.

The Company has deleted the above-referenced disclosure.

Amendments, page 44

65.       Please describe what happens upon termination in the case described in paragraph 2. Please also disclose in each case what rights the Contract Owner will have to unilaterally terminate the contract in reaction to any adverse amendments. Please also advise how Contracts can be amended under state law without the consent of the Contract Owner.

The Company has deleted the above-referenced disclosure.

Entire Contract, page 44

66.       Please revise the second sentence to remove the implication that the prospectus may not control if there is a conflict between it and the terms of the Contract.

The Company has revised the above-referenced disclosure as requested.

Contract Illustration, page A-1

67.       Please explain the term “Minimum Contract Value” in the introductory paragraph.

David L. Orlic
U.S. Securities and Exchange
Commission
July 2, 2018
Page 19

The Company has deleted the term “Minimum Contract Value” from the introductory paragraph as it is not a concept included in the prospectus or the Contract.

68.       In the entry for 1/1/2018, please explain why an asset value growth of $105,000 results in only a $5,000 increase to the Covered Asset Value.

The Company has corrected the illustration to reflect a Covered Asset Growth of $5,000 rather than $105,000.

69.       Please revise footnote 6 to acknowledge Subsequent Contributions.

The Company declines to revise footnote 6 to acknowledge Subsequent Contributions. Footnote 6 explains the beginning of the Income Activation Phase. The Company does not believe that there is a reason to reference Subsequent Contributions in that footnote.

Coverage Base Cap, page A-2

70.       Please advise how the example shows benefits associated with the CDA, as noted in the introductory paragraph.

The Company has changed the above-referenced disclosure to refer to “values” rather than “benefits.”

Item 14. Indemnification of Directors and Officers

71.       Please include the undertaking required by Item 512(h)(3) of Regulation S-K.

The undertaking has been included as requested.

*                                         *                                         *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (212) 389-5080.

Sincerely,

/s/ Dodie C. Kent
Dodie C. Kent

cc:                                Sarah M. Patterson, Commonwealth Annuity and Life Insurance Company

Elizabeth Gioia, Commonwealth Annuity and Life Insurance Company

Ronald Coenen Jr., Eversheds Sutherland (US) LLP

***FOR ILLUSTRATIVE PURPOSES ONLY***

FINANCIAL INTERMEDIARY PROSPECTUS SUPPLEMENT

Dated [      ], 201[   ] to the Prospectus Dated [      ], 201[   ]

For the [      ] Contingent Deferred Annuity

Issued By Commonwealth Annuity & Life Insurance Company

APPLICABLE TO THE FOLLOWING FINANCIAL [INTERMEDIARY/INTERMEDIARIES]:

[                            ]

This Financial Intermediary Prospectus Supplement will go into effect on [              ], 201[  ]

Beginning on the date that it goes into effect, this Financial Intermediary Prospectus Supplement applies to existing Contract Owners and prospective purchasers of the Contract who have engaged the Financial Intermediary listed above in connection with their Accounts. Capitalized terms not otherwise defined herein are defined in the prospectus.

This Financial Intermediary Prospectus Supplement should be read in conjunction with the prospectus and retained for future reference. If you would like another copy of the prospectus free of charge, you may visit www.[        ].com or call [        ]. The prospectus and all Financial Intermediary Prospectus Supplements are also available on the Securities and Exchange Commission’s EDGAR system at www.sec.gov under File No. 333-222722.

We are issuing this Financial Intermediary Prospectus Supplement to update information specific to the Financial Intermediary listed above. This Financial Intermediary Prospectus Supplement will replace and supersede the Financial Intermediary Prospectus Supplement then in effect for the Financial Intermediary. Existing Contract Owners should also review the section below titled “Summary of Changes for Existing Contract Owners” for a summary of changes.

Approved Custodian

Custodian X

Approved Model Provider & Covered Models

The tables below set forth the following information:

•                  The approved Model Provider associated with the Financial Intermediary;

•                  The Covered Models that may be selected for investment through the Model Provider;

•                  The Fee Category to which each Covered Model belongs; and

•                  The Model Strategist associated with each Covered Model.

Approved Model Provider: Model Provider A
Covered Models	Fee Category	Model Strategist
Covered Model 1	A	Model Strategist X
Covered Model 2	A	Model Strategist X
Covered Model 3	B	Model Strategist X
Covered Model 4	D	Model Strategist X
Covered Model 5	C	Model Strategist X
Covered Model 6	D	Model Strategist Y
Covered Model 7	B	Model Strategist Y
Covered Model 8	A	Model Strategist Y
Covered Model 9	D	Model Strategist Y
Covered Model 10	C	Model Strategist Y

Current Fee Percentages

The following table sets forth the Current Fee Percentage associated with each Fee Category:

Fee Category	Current Fee Percentage
A	___%
B	___%
C	___%
D	___%

While the availability of Covered Models vary among Financial Intermediaries, a particular Covered Model is always included in the same Fee Category at the same current Fee Percentage regardless of the Financial Intermediary through which it is made available.

Summary of Changes for Existing Contract Owners

Date of the Financial Intermediary Prospectus Supplement to be replaced: [      ]

For existing Contracts, the list below summarizes all changes to the information set forth in the Financial Intermediary Prospectus Supplement to be replaced. Please review the prospectus for information about how such changes may impact your Contract.

•                  Covered Models 8, 9, and 10 have been designated as new Covered Models and assigned Fee Categories.

•                  Covered Model 3 has been moved from Fee Category A to Fee Category B.

•                  The Current Fee Percentage for Fee Category A has been increased from ___% to ___%.

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY OR CALL [      ] IF YOU HAVE ANY
QUESTIONS ABOUT THIS FINANCIAL INTERMEDIARY PROSPECTUS SUPPLEMENT

***FOR ILLUSTRATIVE PURPOSES ONLY***

COVERAGE PERCENTAGE PROSPECTUS SUPPLEMENT

Dated [      ], 201[   ] to the Prospectus Dated [      ], 201[   ]

For the [      ] Contingent Deferred Annuity

Issued By Commonwealth Annuity & Life Insurance Company

This Coverage Percentage Prospectus Supplement will go into effect on [              ], 201[  ]

This Coverage Percentage Prospectus Supplement applies only to prospective purchasers of the Contract. Capitalized terms not otherwise defined herein are defined in the prospectus.

This Coverage Percentage Prospectus Supplement should be read in conjunction with the prospectus and retained for future reference. If you would like another copy of the prospectus free of charge, you may visit www.[        ].com or call [        ]. The prospectus and all Coverage Percentage Prospectus Supplements are also available on the Securities and Exchange Commission’s EDGAR system at www.sec.gov under File No. 333-222722.

We are issuing this Coverage Percentage Prospectus Supplement to change the Coverage Percentages for prospective purchasers of the Contract. If you are a prospective purchaser of the Contract, the Coverage Percentages set forth herein will apply to your Contract if you purchase the Contract while this Coverage Percentage Prospectus Supplement remains in effect. We will apply the applicable percentage from the table below to calculate your Coverage Amount under the Contract. You should review the prospectus for information about when your Coverage Amount is calculated and how your Coverage Percentage impacts your Covered Amount Withdrawals and Guaranteed Benefit Payments, if any, under the Contract

Coverage Percentages

Attained Age	Single-Life Coverage (One Covered Life)	Joint-Life Coverage (Two Covered Lives)
Lower than 60*	___%	___%
60	___%	___%
61	___%	___%
62	___%	___%
63	___%	___%
64	___%	___%
65	___%	___%
66	___%	___%
67	___%	___%
68	___%	___%
69	___%	___%
70	___%	___%
71	___%	___%
72	___%	___%
73	___%	___%
74	___%	___%
75+	___%	___%

* May be applicable only to a Covered Life (or the youngest of two Covered Lives, if joint-life coverage was elected) younger than the Attained Age of 60 for a Contract that entered the Benefit Phase directly from the Accumulation Phase.

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY OR CALL [      ] IF YOU HAVE ANY
QUESTIONS ABOUT THIS COVERAGE PERCENTAGE PROSPECTUS SUPPLEMENT